Exhibit 1

MIND CTI Reports Q1 and Q2 2008 Results
Six Months Cash Flow from Operating Activities of $2.1 Million
AGM Resolutions Approved

Yoqneam, Israel, August 19, 2008 – MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced results for the first and second quarter of 2008.

Financial Highlights of Q1 2008
—	Revenues of $5.1 million, compared with $4.8 million in the first quarter of 2007.
—	Operating income was $315 thousand, or 6.2% of revenue, excluding amortization of intangible assets of $167 thousand and equity-based compensation expense of $46 thousand.
—	GAAP operating income was $102 thousand, or 2% of revenue.
—	Impairment of Auction Rate Securities was $962 thousand.
—	Net loss was $268 thousand or $0.01 per share, excluding amortization of intangible assets of $167 thousand and equity-based compensation expense of $46 thousand.
—	GAAP net loss was $481 thousand, or $0.02 per share compared with GAAP net income of $1,151 thousand or $0.05 per share in the first quarter of 2007.

Financial Highlights of Q2 2008
—	Revenues of $5.1 million, compared with $4 million in the second quarter of 2007.
—	Operating income was $682 thousand, or 13.4% of revenue, excluding amortization of intangible assets of $166 thousand and equity-based compensation expense of $43 thousand.
—	GAAP operating income was $473 thousand, or 9.3% of revenue.
—	Impairment of Auction Rate Securities was $796 thousand.
—	Net loss was $87 thousand or $0.00 per share, excluding amortization of intangible assets of $166 thousand and equity-based compensation expense of $43 thousand.
—	GAAP net loss was $296 thousand, or $0.01 per share compared with GAAP net income of $508 thousand or $0.02 per share in the second quarter of 2007.

Six Month Highlights
—	Revenues of $10.2 million, compared with $8.9 million in the first six months of 2007.
—	Expenses of $862 thousand relating to deferred revenues were deferred in the first six months of 2008.
—	Net loss was $355 thousand or $0.02 per share, excluding amortization of intangible assets of $333 thousand and equity-based compensation expense of $89 thousand.
—	GAAP net loss was $777 thousand, or $0.04 per share compared with GAAP net income of $1,659 thousand or $0.08 per share in the first six months of 2007.
—	Cash flow from operating activities in first six months of 2008 was $2.1 million.
—	Cash and cash equivalents of $9.7 million on June 30, 2008.
—	Backlog expected to be billed by year-end as of June 30, 2008 is $6.4 million.

The full financial results can be found in the “News” section on MIND’s website, www.mindcti.com.

Revenue Distribution for Six Months 2008
Sales in the Americas represented 42% and sales in Europe represented 50% of total revenue.
Revenue from our customer care and billing software totaled $8.7 million, while revenue from our enterprise call management software was $1.5 million. The revenue breakdown from our business lines of products was $3.5 million, or 34% from licenses, $3.4 million, or 33% from maintenance and $3.3 million, or 32% from services.

Auction Rate Securities
As previously announced, we continue to receive interest payments every month on the held security, which is now rated BBB by S&P and Ba1 with CreditWatch with negative implications by Moody’s.

New Wins
In the second quarter MIND secured two new customers, one in the US and one in Europe, as well as a major upgrade of license from an existing customer. The win in the US is a six-year managed service contract with a regional mobile operator. The win in Europe is also a managed service contract with a small telecom reseller. The license upgrade from the existing customer includes the new MIND offering, the Point of Sale module as well as an upgrade of subscriber license.

Monica Eisinger, Chairperson and CEO, commented: “We continue to build for the long term, to execute on profitability and to win new business. MIND delivers an end-to-end solution that suits carrier specific needs. Our integrated Point of Sale module completes our platform that includes customer care, electronic bill presentment & payment, rating, billing, provisioning and mediation.

MIND now offers a truly convergent, real-time solution across any line of business: voice, data, content, video; fixed, mobile, cable, satellite; prepaid and postpaid. We support automated business processes and sophisticated business models. Lately we encounter increased demand for our services and the long-term contracts help us build a strong backlog and increase our visibility.”

The Company held its Annual General Meeting of Shareholders on August 18, 2008 and all the proposed resolutions were approved.

Conference Call Information
MIND will host a conference call on August 20, 2008 at 10:30 a.m., Eastern Time, to discuss the Company’s six months 2008 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions for the enterprise market. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 31, 2007
	2008	2007
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$13,819	$4,772	$12,390
Marketable securities	27	20,036	21
Accounts receivable:
Trade	4,680	5,819	4,967
Other	139	288	135
Prepaid expenses and deferred costs	282	243	166
Deferred income taxes	158	158	131
Inventories	44	35	44

T o t a l current assets	19,149	31,351	17,854

INVESTMENTS AND OTHER NON CURRENT
ASSETS:
Marketable debentures		10,000
Long-term investment	4,151		5,113
Other	1,055	989	968
PROPERTY AND EQUIPMENT, net of
accumulated depreciation and amortization	1,567	1,547	1,616
INTANGIBLE ASSETS, net of accumulated
amortization	1,783	772	1,951
GOODWILL	10,219	6,966	10,224

T o t a l assets	$37,924	$51,625	$37,726

Liabilities and shareholders' equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$659	$503	$741
Other	2,619	2,640	2,406
Deferred revenues and advances from customers	1,556	2,147	1,266

T o t a l current liabilities	4,834	5,290	4,413

EMPLOYEE RIGHTS UPON RETIREMENT	1,721	1,498	1,504

T o t a l liabilities	6,555	6,788	5,917

SHAREHOLDERS' EQUITY:
Share capital	54	54	54
Additional paid-in capital	57,926	60,017	57,880
Differences from translation of foreign currency
financial statements of a subsidiary	(146)		(141)
Accumulated deficit	(26,465)	(15,234)	(25,984)

T o t a l shareholders' equity	31,369	44,837	31,809

T o t a l liabilities and shareholders' equity	$37,924	$51,625	$37,726

*	2007 numbers were classified in accordance with the accounting treatment for Auction Rate Securities as described by the Company in its form 20-F/A dated December 6, 2007.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31		Year ended December 31, 2007
	2008	2007
	(Unaudited)		(Audited)
	U.S. $ in thousands (except per share data)

REVENUES	$5,112	$4,807	$18,447
COST OF REVENUES	1,641	1,345	5,784

GROSS PROFIT	3,471	3,462	12,663
RESEARCH AND DEVELOPMENT
EXPENSES	1,740	1,416	5,714
SELLING AND MARKETING EXPENSES	1,045	935	3,846
GENERAL AND ADMINISTRATIVE EXPENSES	584	443	1,845

OPERATING INCOME	102	668	1,258
FINANCIAL INCOME (EXPENSES):
IMPAIRMENT OF AUCTION RATE
SECURITIES	(962)		(15,187)
OTHER FINANCIAL INCOME, net	405	504	2,082

INCOME (LOSS) BEFORE TAXES ON INCOME	(455)	1,172	(11,847)
TAXES ON INCOME	26	21	108

NET INCOME (LOSS)	$(481)	$1,151	$(11,955)

EARNING (LOSS) PER ORDINARY SHARE:
Basic and diluted	$(0.02)	$0.05	$(0.55)

WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES USED IN
COMPUTATION OF EARNINGS PER
ORDINARY SHARE - IN THOUSANDS:
Basic	21,594	21,566	21,586

Diluted	21,594	21,577	21,586

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31, 2007
	2008	2007
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(481)	$1,151	$(11,955)
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	304	245	950
Impairment of auction rate securities	962		15,187
Deferred income taxes, net	(2)	2	78
Accrued severance pay	217	16	22
Capital loss (gain) on sale of property and
equipment - net	(8)	7	8
Employees share-based compensation expenses	46	64	269
Realized loss on sale of marketable securities and marketable debentures
held-to-maturity	(6)		4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	290	(434)	1,330
Interest accrued on marketable debentures	6	(136)	19
Other	(10)	(28)	(11)
Increase in prepaid expenses and deferred costs	(116)	(136)	(17)
Increase in inventories			(9)
Increase (decrease) in accounts payable and accruals:
Trade	(82)	39	156
Other	213	(605)	(1,127)
Increase (decrease) in deferred revenues and advances from customers	290	670	(233)

Net cash provided by operating activities	1,623	855	4,671

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities		(65,600)	(166,300)
Sale of marketable securities		68,364	168,800
Purchase of property and equipment	(117)	(135)	(445)
Acquisition of a subsidiary, net of cash acquired			(4,979)
Severance pay funds	(112)	8	(20)
Acquisition of marketable debentures held-to-maturity			9,996
Proceeds from sale of property and equipment	38	10	139

Net cash provided by (used in) investing activities	(191)	2,647	7,191

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid		81	95
Dividend paid		(3,582)	(4,318)

Net cash used in financing activities	-,-	(3,501)	(4,223)

TRANSLATION ADJUSTMENTS ON CASH AND
CASH EQUIVALENTS	(3)	-,-	(20)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,429	1	7,619
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD*	12,390	4,771	4,771

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD*	$13,819	$4,772	$12,390

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON CASH
ACTIVITIES -
Cash paid during the year for income tax	$23	$841	$902

*	2007 numbers were classified in accordance with the accounting treatment for Auction Rate Securities as described by the Company in its form 20-F/A dated December 6, 2007.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31, 2007
	2008	2007
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$9,656	$5,469	$12,390
Marketable securities	20	20,015	21
Accounts receivable:
Trade	4,925	4,672	4,967
Other	236	170	135
Prepaid expenses and deferred costs	569	198	166
Deferred income taxes	167	148	131
Inventories	44	35	44

T o t a l current assets	15,617	30,707	17,854

INVESTMENTS AND OTHER NON CURRENT
ASSETS:
Marketable debentures		10,000
Long-term investment	3,355		5,113
Other	1,162	908	968
PROPERTY AND EQUIPMENT, net of
accumulated depreciation and amortization	1,641	1,393	1,616
INTANGIBLE ASSETS, net of accumulated
amortization	1,617	670	1,951
GOODWILL	10,219	6,966	10,224

T o t a l assets	$33,611	$50,644	$37,726

Liabilities and shareholders' equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$512	$440	$741
Other	2,401	1,611	2,406
Deferred revenues and advances from customers	2,084	1,705	1,266

T o t a l current liabilities	4,997	3,756	4,413

EMPLOYEE RIGHTS UPON RETIREMENT	1,814	1,466	1,504

T o t a l liabilities	6,811	5,222	5,917

SHAREHOLDERS' EQUITY:
Share capital	54	54	54
Additional paid-in capital	53,650	60,094	57,880
Differences from translation of foreign currency
financial statements of a subsidiary	(143)		(141)
Accumulated deficit	(26,761)	(14,726)	(25,984)

T o t a l shareholders' equity	26,800	45,422	31,809

T o t a l liabilities and shareholders' equity	$33,611	$50,644	$37,726

*	2007 numbers were classified in accordance with the accounting treatment for Auction Rate Securities as described by the Company in its form 20-F/A dated December 6, 2007.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30		Year ended December 31, 2007
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands (except per share data)

REVENUES	$10,193	$8,856	$5,081	$4,049	$18,447
COST OF REVENUES	3,081	2,620	1,440	1,275	5,784

GROSS PROFIT	7,112	6,236	3,641	2,774	12,663
RESEARCH AND DEVELOPMENT
EXPENSES	3,301	2,782	1,561	1,366	5,714
SELLING AND MARKETING EXPENSES	2,033	1,922	988	987	3,846
GENERAL AND ADMINISTRATIVE
EXPENSES	1,203	822	619	379	1,845

OPERATING INCOME	575	710	473	42	1,258
FINANCIAL INCOME (EXPENSES):
IMPAIRMENT OF AUCTION RATE
SECURITIES	(1,758)		(796)		(15,187)
OTHER FINANCIAL INCOME, net	567	988	162	484	2,082

INCOME (LOSS) BEFORE TAXES ON
INCOME	(616)	1,698	(161)	526	(11,847)
TAXES ON INCOME	161	39	135	18	108

NET INCOME (LOSS)	$(777)	$1,659	$(296)	$508	$(11,955)

EARNING (LOSS) PER SHARE:
Basic and diluted	$(0.04)	$0.08	$(0.01)	$0.02	$(0.55)

WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES USED IN
COMPUTATION OF EARNINGS PER
ORDINARY SHARE - IN THOUSANDS:
Basic	21,594	21,578	21,594	21,590	21,586

Diluted	21,594	21,591	21,594	21,606	21,586

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31, 2007
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(777)	$1,659	$(296)	$508	$(11,955)
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	610	464	306	219	950
Impairment of auction rate securities	1,758		796		15,187
Deferred income taxes, net	(19)	68	(17)	66	78
Accrued severance pay	310	(16)	93	(32)	22
Capital loss (gain) on sale of property and
equipment - net	(22)	8	(14)	1	8
Employees share-based compensation expenses	89	131	43	67	269
Realized loss on sale of marketable securities
and marketable debentures held-to-maturity	1		7		4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	40	713	(250)	1,147	1,330
Interest accrued on marketable securities and
marketable debentures	7	2	1	138	19
Other	(108)	(48)	(98)	(20)	(11)
Increase in prepaid expenses and deferred costs	(403)	(91)	(287)	45	(17)
Increase in inventories					(9)
Increase (decrease) in accounts payable and accruals:
Trade	(229)	(24)	(147)	(63)	156
Other	(3)	(898)	(216)	(293)	(1,127)
Increase (decrease) in deferred revenues
and advances from customers, net	818	228	528	(442)	(233)

Net cash provided by operating activities	2,072	2,196	449	1,341	4,671

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities		(125,600)		(60,000)	(166,300)
Sale of marketable securities		128,385		60,021	168,800
Purchase of property and equipment	(380)	(167)	(263)	(32)	(445)
Acquisition of a subsidiary, net of cash acquired					(4,979)
Severance pay funds	(211)	33	(99)	25	(20)
Acquisition of marketable debentures held-to-maturity					9,996
Proceeds from sale of property and equipment	101	78	63	68	139

Net cash provided by (used in) investing activities	(490)	2,729	(299)	82	7,191

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid		91		10	95
Dividend paid	(4,319)	(4,318)	(4,319)	(736)	(4,318)

Net cash used in financing activities	(4,319)	(4,227)	(4,319)	(726)	(4,223)

TRANSLATION ADJUSTMENTS ON CASH AND
CASH EQUIVALENTS	3	-,-	6	-,-	(20)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(2,734)	698	(4,163)	697	7,619
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	12,390	4,771	13,819	4,772	4,771

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	$9,656	$5,469	$9,656	$5,469	$12,390

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON CASH ACTIVITIES
Cash paid during the year for income tax	$254	$853	$231	$6	$902

*	2007 numbers were classified in accordance with the accounting treatment for Auction Rate Securities as described by the Company in its form 20-F/A dated December 6, 2007.